Exhibit 19.1
STRATA CRITICAL MEDICAL, INC.

Policy Statement on Securities Trades by Company Officers, Directors and Employees
Introduction
    In the normal course of business, employees, officers, directors and other service providers of Strata Criticial Medical, Inc. and its subsidiaries (collectively, the “Company”) may use or have access to confidential and material information that is not generally available to the investing public. You, as an employee, officer, director or service provider of the Company, have an important ethical and legal obligation not to engage in trading in securities while in possession of material non-public information (“insider trading”) and to maintain the confidentiality of such non-public information. Insider trading is a crime; you and the Company may be subject to severe civil and criminal penalties as a result of trading in securities while in possession of material non-public information or as a result of unauthorized disclosure of material non-public information.
The Company has adopted this policy statement on securities trades by Company officers, directors and employees (this “Policy”) to prevent violations of the U.S. insider trading laws by the Company’s officers, directors, employees and service providers and to avoid even the appearance of improper conduct by these persons. The Company’s General Counsel has been designated by the Company as the initial compliance officer for administering this Policy, and any questions regarding interpretation of this Policy should be addressed to him/her. The General Counsel may from time to time designate other persons for administering this Policy.
As a director, officer, employee or service provider of the Company, you are more likely to possess material non-public information about the Company, and are therefore subject to special requirements concerning transactions in the Company’s securities. This entire Policy applies to:
all directors, officers and employees of the Company, as well as service providers, that the Company determines should be subject to this Policy (collectively, “Company Personnel”); and
the family members of Company Personnel, including their spouses or domestic partners, any family members or other persons that live in the homes of Company Personnel, and any family members who do not live in the homes of Company Personnel but whose transactions in Company securities are directed by Company Personnel or subject to their influence or control; and, subject to Section 16, any entity over which Company Personnel exercise sole or shared discretionary authority to buy, sell or hold securities (the persons and entities described in this paragraph are referred to collectively as “Associates”).
You will be held responsible for ensuring that securities transactions by your Associates comply with this Policy.

You should read all of this Policy carefully. Pay particular attention to Section 14, regarding blackout periods, and Section 15, regarding the pre-clearance of transactions in Company securities by certain restricted individuals.

Statement of Policy

1.    Prohibitions.

a.No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, while you are aware of material non-public information relating to the Company (except pursuant to a pre-cleared trading plan that complies with Rule 10b5-1, as described in Section 5 below). Similarly, you may not trade in the securities of any other company if you are aware of material non-public information about that company that you obtained in the course of your employment with the Company.
b.No Tipping. You may not pass material non-public information on to others, including, without limitation, your family members, friends or acquaintances or recommend to anyone the purchase or sale of any securities when you are aware of such information, whether or not you receive any benefit from the other person’s use of that information. This practice, known as “tipping,” violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.
c.Disclosure of Information to Others. The Company is required under Regulation FD of the Securities and Exchange Commission (the “SEC”) to avoid the selective disclosure of material non-public information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.
d.General. You may not assist anyone who is engaged in any of the above activities. In addition to applying to the Company’s securities, these prohibitions apply to information about and securities of other companies with which the Company has a relationship and as a result of which you may acquire material non-public information, e.g., suppliers, licensees, licensors, joint venturers, customers, third-party operators or contractors or companies with which the Company is considering entering into or terminating a material business relationship or other material transaction.

2.    Penalties.
    If you or your Associates engage in any of the above activities, you may subject yourself, your Associates, the Company, its officers and directors and other supervisory personnel to civil and criminal liability under federal and state securities laws.

a.Civil and Criminal Penalties. Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of material non-public information relating to the Company. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed material non-public information relating to the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
b.Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, potentially resulting in significant civil and criminal penalties. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
c.Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, up to and including termination for cause, whether or not your failure to comply with this Policy results in a violation of law.

3.    Key Concepts.

a.Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell or hold a security. If disclosure of the information is likely to affect the market price of a security, the information is probably material. A few examples of the type of information that would usually be considered material are:
projections of future earnings or losses or other earnings guidance;
earnings that are inconsistent with the consensus expectations of the investment community;
increases or decreases in dividend payments, stock splits, securities offerings or other major events regarding the Company’s securities;
possible mergers and acquisitions or joint ventures;
the initiation or termination of significant contracts or business strategies;
changes in the board or management team;

developments related to Federal Aviation Administration, Department of Transportation, local municipalities or other regulatory approvals or legislation;
the gain or loss of major suppliers, vendors, customers or third-party operators or developments in their respective businesses;
developments in actual or threatened litigation; or
unusual gains or losses in major operations and financial liquidity problems.
    It is important to keep in mind that material information need not be something that has happened or definitely will happen; information that something is likely to happen, or even just that it may happen, may be considered material. Material information may be positive or negative.
    Materiality determinations are often challenged with the benefit of hindsight and therefore any question about whether particular information is material should be resolved in favor of not trading. If you have any question as to whether particular information is material, you should not trade or communicate the information to anyone, without prior approval by the General Counsel.
b.Non-public Information. “Non-public” information is any information that has not been disclosed generally to the investing public. One must be able to point to some fact or event to show that the information is generally public, such as inclusion in the Company’s reports filed with the SEC or the issuance of a press release or reference to the information in publications of general circulation in the United States securities market, such as The Wall Street Journal or the New York Times. Even after the Company has released information to the press and the information has been reported, at least one full trading day must be allowed for the investing public to absorb and evaluate the information before you or your Associates may trade in the Company’s securities. This means you and your Associates may not trade until the second trading day after the information is announced to the public. For example, if the Company announced its financial earnings before trading began on a Tuesday, the first time you could buy or sell Company securities would be the opening of the market on Wednesday (assuming you were not then aware of other material non-public information). However, if the Company announced its earnings after the start of trading on a Tuesday, the earliest you could buy or sell the Company’s securities would be the start of trading on Thursday.
c.Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under any employee benefit plan.

4.    Restrictions on Short-Term, Speculative Trading, Hedging, and Pledging.

    The Company has determined that there is a substantial likelihood of the appearance of improper conduct by Company personnel when they engage in certain types of short-term or speculative trading or hedges. Therefore, you are prohibited from directly or indirectly selling any equity security of the Company if you do not own the security sold (i.e., selling securities “short”). In addition, you are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities.

    Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of material non-public information or otherwise are not permitted to trade in Company securities. The sale, even though not initiated at your request, may subject you to liability under the insider trading laws. Therefore, you may not purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan.

5.    Exceptions.

a.Approved 10b5-1 Plans. Trades by officers, directors, employees and other persons covered by this Policy that are executed pursuant to a pre-cleared 10b5-1 plan are not subject to the prohibition on trading on the basis of material non-public information contained in Section 1(a) of this Policy or to the restrictions set forth in the Company’s pre-clearance procedures and blackout periods described in Section 14 and Section 15 herein.
Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet certain requirements. A 10b5-1 plan must be entered into at a time when you are not aware of material non-public information. All plans must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion over those matters to an independent third party.
The Company requires that each 10b5-1 plan (or the form of the 10b5-1 trading plan, provided such form has sufficient details to determine compliance with this Policy) be pre-cleared in writing in advance by the General Counsel (or his/her designee). 10b5-1 plans may not be adopted during a blackout period. Notwithstanding anything herein to the contrary, it is the individual’s responsibility to comply with this Policy, the requirements of Rule 10b5-1 and Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regardless of whether the Company’s General Counsel (or his/her designee) pre-clears a 10b5-1 plan.

b.Company Stock Options. This Policy does not apply to the exercise of an employee stock option (including any election to net settle an employee stock option) pursuant to any equity incentive plan or similar plan of the Company, provided, however, that this Policy does apply to any sale of the underlying stock or to a cashless exercise of an option through a broker, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or taxes associated with the exercise of an option.
c.Tax Withholding. This Policy does not apply to the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements; provided, however, that you may not make any voluntary election with respect to such tax withholding during a blackout period as described in Section 14.
d.Transactions Without Change in Ownership. This Policy does not apply to transferring securities to an entity that does not involve a change in the beneficial ownership of the securities (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime).
e.Registered Offerings. This Policy does not apply to sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws.
f.Mutual Funds and ETFs. This Policy does not apply to trading in mutual funds and Exchange Traded Funds holding Company securities at any time, that are either based on broad indexes or on targeted sectors with portfolio holdings of at least 30 or more companies.
g.Company Sponsored Plans. To the extent the Company offers its securities as an investment option in an employee stock purchase plan, this Policy shall not apply to the purchase of stock through such plan; provided, however, that elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock would be subject to this Policy.

6.    No Other Exceptions.

    Other than as set forth in Sections 5 and 14 herein, there are no exceptions to the prohibitions and restrictions set forth in this Policy. Transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments or emergencies, do not excuse you from compliance with this Policy and are prohibited if you possess material non-public information.

    It is important to note that the federal securities laws prohibit trading based on the mere fact that you are aware of material non-public information; it is no excuse that your reasons for trading were not based on that information.

7.    Inadvertent Disclosure.

    If material non-public information is inadvertently disclosed by any employee, officer, director or service provider, you should immediately report the facts to the General Counsel so that the Company may take appropriate remedial action.

8.    Post-Termination Transactions.

    This Policy continues to apply to your transactions in Company securities even after you have terminated your employment or other connections to the Company and its affiliates. If you are in possession of material non-public information when your employment terminates, you may not trade in Company securities until that information has been public for the requisite period of time or is no longer material. Furthermore, the blackout periods set forth in Section 14, and, if you are a Restricted Insider (as defined below) at the time of termination, the requirements for pre-clearance set forth in Section 15, will continue to apply to your transactions in Company securities and those of your Associates for a period of 90 days after you have terminated your employment or other connections to the Company and its affiliates, or such longer period of time as may be determined by the Company in its sole discretion.

9.    Company Assistance.

    If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact the General Counsel.

10.    Confidentiality Guidelines.

    To provide more effective protection against the disclosure of material non-public information, the Company has adopted guidelines (attached hereto) with which you should familiarize yourself. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed appropriate under the circumstances. If you have any doubt as to your responsibilities under these guidelines, please seek clarification and guidance from the General Counsel before you act. Do not try to resolve any uncertainties on your own.

11.    Personal Responsibility.

    The ultimate responsibility for adhering to this Policy and avoiding improper trading lies with you. If you violate this Policy, you may be subject to disciplinary action up to and including termination for cause.

12.    Certification.
    You will be required to certify your understanding of and intent to comply with this Policy by means of the Certification attached hereto. You may be required to certify on an annual basis that you have complied with this Policy.

13.    No New Legal Liabilities; Compliance with Securities Laws.

    This Policy does not impose on the Company’s employees, officers or directors or on the Company itself any new legal liabilities to which they would not otherwise be subjected. The restrictions contained in this Policy are in addition to other restrictions on trading imposed by the U.S. securities laws that may apply to you, such as the Securities Act, the Exchange Act and the rules and regulations promulgated under each, including, for example and without limitation, Section 16 of the Exchange Act and Rule 144 under the Securities Act.

14.    Blackout Periods.
a.Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading while aware of material non-public information, Company Personnel (including Other Restricted Persons, as defined below) and their Associates may not trade in Company securities during a quarterly blackout period beginning at the close of trading on the fourteenth calendar day of the third month of the Company’s fiscal quarter (e.g., March 14, June 14, September 14, December 14) and ending at the commencement of trading on the second trading day following the public disclosure of the Company’s financial results for the prior fiscal quarter.
The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that you will not be permitted to trade while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.
b.Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few employees, officers, directors or other service providers. So long as the event remains material and non-public, such individuals as are designated by the General Counsel may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced except to those who are aware of the event giving rise to the blackout. If, however, a Restricted Insider (as defined below) requests permission to trade in the Company’s securities at a time when an event-specific blackout is in effect, the General Counsel will inform the requester of the existence of a blackout period without necessarily disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the General Counsel to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information.
c.Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, only in appropriate circumstances, be permitted to sell even during the blackout period. Hardship exceptions to the prohibition against pledging Company securities may also be granted under appropriate circumstance. Hardship exceptions may be granted only by the General Counsel and must be requested at least two trading days in advance of the proposed transaction. A hardship exception to sell during a quarterly earnings blackout period may be granted only if the General Counsel concludes that the individual does not possess material non-public information. Under no circumstance will a hardship exception be granted during an event-specific blackout period or when the person requesting such exception is in possession of material non-public information.
d.Other Restricted Persons. From time to time, the Company may notify certain service providers that they are subject to the blackout periods set forth in this Section 14 for a specified period of time if the Company believes that such service provider is likely to have access to material non-public information either as a regular part of their duties or for a limited period of time (“Other Restricted Persons”).

15.    Pre-clearance of all Transactions by Restricted Insiders.
a.General.
i.Restricted Insiders. This Section 15 shall apply to the following individuals (“Restricted Insiders”):
1.executive officers of the Company;
2.directors of the Company;
3.all employees of Strata Critical Medical, Inc. or Strata Critical, Inc.;
4.all employees in the legal, accounting, finance or investor relations departments of the Company or any of its affiliates or subsidiaries (e.g., Trinity Air Medical, LLC or Keystone Perfusion Services, LLC);
5.all employees at the Vice President-level or above of the Company or any of its affiliates or subsidiaries;
6.any other employees or services providers as determined by the Company’s Board of Directors, Chief Executive Officer or General Counsel; and
7.each Associate of any of the abovementioned.
All Restricted Insiders must obtain the prior approval of the General Counsel (or his/her designee) for any transactions they conduct in the Company’s securities.
b.Procedure. A request for pre-clearance should be submitted to the Company at least two full trading days in advance of the proposed transaction (or such other period determined by the General Counsel (or his/her designee). The General Counsel (or his/her designee) is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade in their sole discretion. The responsibility for pre-clearing transactions may be delegated to anyone permitted by the Board of Directors or the General Counsel of the Company. Regardless of who is selected to serve as the pre-clearer, the pre-clearer must always be kept fully informed of material developments. Approvals are valid only for the trading days set forth in the applicable approval.
Any person subject to the pre-clearance requirements who wishes to implement a trading plan under Rule 10b5-1 must first pre-clear the plan with the General Counsel (or his/her designee). Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan complies with Rule 10b5-1 and specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

16.     Exempt Entities.

    Notwithstanding anything to the contrary in this Policy, no entity will be subject to the blackout or pre-clearance provisions of this Policy by virtue of such entity’s relationship with a non-executive director of the Company if such entity, or an affiliate thereof, is advised or managed by an investment adviser that is, or an affiliate of such investment adviser is, registered with the SEC as a registered investment adviser under the U.S. Investment Advisers Act of 1940, as amended (the “IAA”), or is an exempt reporting advisor pursuant to the Venture Capital Fund Adviser Exemption or the Private Fund Adviser Exemption under the IAA, and, in any case, is subject to policies or procedures designed to ensure compliance with federal securities laws and regulations prohibiting trading in the securities of a company on the basis of material, non-public information.

17.    Amendment.

    This policy may be amended from time to time by the Board of Directors.

* * * *

Effective as amended as of November 6, 2025

CERTIFICATION

    I have read and understand the Strata Critical Medical, Inc. (the “Company”) Policy Statement on Securities Trades by Company Officers, Directors and Employees (the “Policy”). I understand that the Company’s General Counsel is available to answer any questions I have regarding the Policy. I agree to comply with the Policy in all respects during my employment or other relationship with the Company. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other relationship with the Company.

Date: ________________    Signature: ________________________________

             Name: ________________________________
             (please print)

CONFIDENTIALITY GUIDELINES

    The following guidelines establish procedures with which every employee, officer and director should comply in order to maximize the security of confidential inside information:

        a.    declining any comment with respect to outside inquiries (from analysts, stock brokers, the press, etc.) and referring them immediately to the Company’s General Counsel or such other person designated by the Company to be addressed;

        b.    using code names for sensitive projects;

        c.    using passwords to restrict access to sensitive information on the computer system;

        d.    limiting access to particular physical areas where material non-public information is likely to be documented or discussed;

        e.    locking up or shredding confidential documents;

        f.    not discussing confidential matters in public places such as elevators, hallways, restrooms or eating facilities where conversations might be heard;

        g.    marking sensitive documents “Confidential” and using sealed envelopes marked “Confidential”;

        h.    restricting the copying of sensitive documents;

        i.    obtaining written confidentiality agreements from outsiders allowed access to confidential information;

        j.    maintaining and periodically reviewing the list of persons who have access to confidential information and limiting access of especially sensitive materials to senior personnel and others on a need to know basis;

        k.    never leaving confidential documents unattended;

        l.    specifically informing employees who are exposed to confidential information of the sensitive nature of such information and the need to maintain confidentiality; and

        m.    in electronically transmitting sensitive matters, verifying that you have the correct address and that someone with authorized access to the information will be available to receive it at the incoming device.